GAMCO Natural Resources, Gold & Income Trust

One Corporate Center

Rye, New York 10580-1422

October 17, 2017

VIA EDGAR AND ELECTRONIC MAIL

Edward Rubenstein

Division of Investment Management

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural Resources, Gold & Income Trust
(File Nos.: 333-217013 and 811-22216)

Dear Mr. Rubenstein:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GAMCO Natural Resources, Gold & Income Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on October 17, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

GAMCO Natural Resources, Gold & Income Trust

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President